Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.:333-208684

The following is an excerpt from a communication distributed by Starwood to certain employees beginning on February 18, 2016:

THE COMBINATION OF STARWOOD AND MARRIOTT WILL CREATE THE BIGGEST
 AND BEST HOTEL COMPANY IN THE WORLD

The integration of our two companies is beginning in earnest. Ultimately, there won’t be a Starwood way or a Marriott way, but a better way reflecting a new company, different than its predecessors.

In an industry where size increasingly matters, Starwood and Marriott together will deliver critical scale across brands and market segments
●	With more than a million rooms, 30 brands, 5,500 hotels and 330,000 associates in 100 countries, the combined company will have a leading position in every major market segment.
●	Our new reach, plus our combined global platform, will allow us to expand our high-value guest and customer base, more effectively serve owners and deliver more business to our hotels.
●
For our owners, this means increased investment in revenue-generating technology and innovation, and a powerful new platform to compete harder against those who are trying to disintermediate our business.

●	For our guests and customers, this means more choices in more places with even more loyalty benefits.
●
Combined, we will have a comprehensive portfolio that integrates Starwood’s industry-leading lifestyle brands and global footprint with Marriott’s strong presence in select-service tiers and in convention and resort segments.

●	Together, we will have the largest pipeline of new hotels in the industry, with over 370,000 rooms – nearly the size of our entire existing footprint today.

Marriott has made it clear that their number one focus is on people
●
Marriott has tremendous regard for our talented global team, and the vast majority of our associates will benefit from being part of a stronger and larger organization that offers many career opportunities the world over.

●
Very few changes – if any – are expected at the property level this year, and Marriott has confirmed that Starwood’s global offices will remain open at least until the end of 2016 and has made a commitment to a long-term presence in New York City.

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Recognizing the need for Starwood people to respond to the volume, scale and complexity that come from creating a much larger business, Marriott has said that Starwood sellers, on-property revenue managers and members of our development team focused on new growth transactions will remain in place at least through year-end – with no anticipated reduction in the size of the sales force.

●	We are working closely with Marriott and their HR team to finalize plans to provide our above-property people with opportunities in the combined company.

Marriott has expressed great admiration for Starwood’s legacy as a brand builder, innovator and loyalty leader – we expect our DNA to endure
●
Distinct and powerful brands, plus our unique approach to loyalty, are the heart and soul of Starwood — and game-changing innovations like W Hotels, SPG Keyless and the Heavenly Bed are what attracted Marriott to our company.

●	We are continuing to invest across our portfolio in 2016 to cement our luxury and lifestyle lead, put our unique stamp on select serve and ensure that our iconic brands remain in the global spotlight.
●	While it is still early in the integration-planning process, Marriott has indicated that it expects our brands to remain largely intact.
●	SPG members will benefit from more choice – more hotels, across more segments, in more destinations around the world – when we combine with Marriott.
●
The prospect of bringing together the best of SPG and the best of Marriott Rewards to create the industry’s most powerful loyalty program is a key benefit of the merger. However, combining these programs is complicated – for instance, it took United and Continental nearly three years to merge their programs – so our loyal guests won’t see changes to SPG for quite some time.

We remain focused on our 2016 priorities and on winning in the marketplace
●	We will continue to operate as two separate companies and to compete vigorously – even against Marriott – until the merger close, which is on track for mid-2016.
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Priorities for 2016 include building share across regions and brands, accelerating our growth, developing our talent, innovating our brands and delighting our guests every day to deliver excellent returns to our owners.

●	The best way to ensure that Starwood’s people, brands, technology and innovations endure is to continue to take great care of our guests every day and to win in the market.
●
Three key milestones must happen before the transaction can close: approval from shareholders on both sides, regulatory review in various jurisdictions around the world with antitrust guidelines and the divestiture of our vacation ownership business, which is on track for the second quarter of 2016.

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The registration statement, which has been amended in recent filings by Marriott, was declared effective by the SEC on February 17, 2016. Each of Starwood and Marriott will commence mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 19, 2016, and Marriott may file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-208684) as amended by Marriott in a filing with the SEC on February 16, 2016 and declared effective by the SEC on February 17, 2016, and may be included in other relevant materials that Marriott and Starwood file with the SEC.